

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 26, 2017

Mr. Erik Young
Chief Financial Officer
PBF Energy Inc.
One Sylvan Way, Second Floor
Parsippany, NJ 07054

      Re: PBF Energy Inc.
              Form 10-K for the Fiscal Year ended December 31, 2016
              Response dated May 24, 2017
              File No. 001-35764

Dear Mr. Young:

     We have reviewed your May 24, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2017 letter.

Form 10-K for the Fiscal Year ended December 31, 2016

Financial Statements, page F-1

Consolidated Statements of Operations, page F-6

1.   In your response to prior comment three you state that you interpret SAB Topic 11:B to require disclosure of the fact that depreciation and amortization are excluded from cost of sales and/or operating expenses but not the explicit quantification of amounts excluded from such line items. However, quantification of the excluded amounts allows investors to calculate and view the line items as if they had been presented under the guidance of Rule 5-03 of Regulation S-X. We reissue prior comment 3.

2.   We understand from your response to prior comment four that the line item you report as cost of sales, excluding depreciation also excludes operating costs that are inventoriable. Further, we note you include Refinery operating expenses when computing gross margin in accordance with GAAP. As such, it appears revision will be necessary to address the following points:

- The Cost of sales (excluding depreciation) label does not adequately describe the amounts you have presented; and

- You are required to present costs of revenues individually for product sales, services and rentals to comply with Rule 5-03 of Regulation S-X.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or, in her absence, Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources